Exhibit (a)(5)(iii)

STATE OF INDIANA	)	IN THE MARION SUPERIORCOURT
)
COUNTY OF MARION	)	CAUSE NO.

WILLIAM McQUEEN, on behalf of himself and	)
all others similarly situated,	)
)
Plaintiff,	)
)
v.	)
)
JEFFREY H. SMULYAN, SUSAN B. BAYH,	)
GARY L. KASEFF, RICHARD A. LEVENTHAL,	)
PETER A. LUND, GREG A. NATHANSON,	)
LAWRENCE B. SORREL, PATRICK M. WALSH,	)
JS ACQUISITION, INC., and ALDEN GLOBAL	)
CAPITAL,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT
     Plaintiff alleges upon knowledge as to his own acts and upon information and belief as to all other matters, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of himself and the public shareholders of Emmis Communications Corporation (“Emmis” or the “Company”) against the directors of Emmis, JS Acquisition, Inc. (“JS”) and Alden Global Capital (“Alden”) (collectively, JS and Alden are referred to as the “Acquisition Group”) arising out of an offer by the Acquisition Group to purchase certain Emmis Class A common stock (“Company Common Stock”) and exchange Emmis preferred stock (“Company Preferred Stock”) for newly issued debt (collectively the “Proposed Acquisition”). The price offered by the Acquisition Group for the Company Common Stock is just $2.40 per share

(the “Offer Price”), and less than the trading price of Emmis’ shares the day the Proposed Acquisition was announced on April 26, 2010. Excluded from the Proposed Acquisition is Company Common Stock owned by Defendant Jeffrey H. Smulyan (approximately 183,920 shares, or less than one percent of the outstanding Company Common Stock).
     2. Following consummation of the Proposed Acquisition, parties to the Proposed Acquisition anticipate that Defendant Smulyan will own substantially all of a new class of voting common stock of Emmis and will hold all of the outstanding stock of Defendant JS. Said parties further anticipate that Defendant JS will own all of a new class of non-voting common stock of Emmis that will represent all the outstanding equity value of Emmis. In other words, Defendant Smulyan is taking the Company private and cashing out the interests of the Company’s minority shareholders.
     3. Given the impending Proposed Acquisition, it is imperative that the Emmis Board of Directors (the “Board”) carry out their fiduciary duties to the Company’s public shareholders, including ensuring: that the Proposed Acquisition is independently evaluated and negotiated by members of the Board free from conflict of interest; that the Board complies with applicable Indiana law concerning proposed corporate takeovers; that the Company is properly valued; and that any sale of the Company results in maximum value to the Company’s shareholders.
PARTIES
     4. Plaintiff William McQueen is an Indiana resident and has been at all times relevant hereto, an Emmis shareholder. Plaintiff owns 34,957 Emmis shares.
     5. Non-party Emmis is a publicly traded company organized under the laws of the State of Indiana and located at 40 Monument Circle, One Emmis Plaza, Suite 700,

Indianapolis, Indiana, 46204. The Company’s securities trade on the Nasdaq Stock Exchange. The Company is a communications company engaged in a variety of radio broadcasting operations in the United States and internationally. Emmis also engages in a number of publishing operations.
     6. Defendant JS is an investment entity and has entered into the Proposed Acquisition.
     7. Defendant Alden is a private asset management company with more than $3 billion under management and has entered into the Proposed Acquisition. Defendant Alden is located in New York City, New York and owns approximately 42% of the Company Preferred Stock.
     8. Defendant Jeffrey H. Smulyan (“Smulyan”), an Indiana resident, is an Emmis director and serves as the Company’s Chairman, Chief Executive Officer and President. Pursuant to the terms of the Proposed Acquisition, Defendant Smulyan has proposed to take Emmis private, cash out the interests of holders of Company Common Stock, and benefit from the future performance of the Company. Defendant Smulyan currently owns, or beneficially controls approximately 100% of the Company’s Class B common stock, giving Defendant Smulyan 74.4% of the voting rights held by Company’s shareholders. Therefore, Defendant Smulyan can vote through the Proposed Acquisition to his benefit but to the detriment of the Company’s public shareholders.
     9. Defendant Susan B. Bayh (“Bayh”) is an Emmis director.
     10. Defendant Gary L. Kaseff (“Kaseff”) is an Emmis director.
     11. Defendant Richard A. Leventhal (“Leventhal”) is an Emmis director.
     Defendant Leventhal has a relative who owns a corporate entity called Simon Seyz, and with who Emmis conducts a significant amount of business, worth almost $150,000 in 2009.

     12. Defendant Peter A. Lund (“Lund”) is an Emmis director.
     13. Defendant Greg A. Nathanson (“Nathanson”) is an Emmis director.
     14. Defendant Lawrence B. Sorrel (“Sorrel”) is an Emmis director.
     15. Defendant Patrick M. Walsh (“Walsh”) is an Emmis director.
     16. The defendants identified in paragraphs 8 through 15 are at times collectively referred to as the Individual Defendants.
     17. The Individual Defendants, as officers and directors of the Company, owe fiduciary duties to Emmis’ public shareholders, including the duty to adequately inform shareholders as to the terms of the Proposed Acquisition and maximize shareholder value in a proposed sale of the Company. As alleged herein, Plaintiff believes the Individual Defendants, by reason of their majority ownership of shareholder voting rights, or their deference to the Company’s majority shareholder, plan not to fulfill their fiduciary duties to the Company’s public shareholders, but instead allow the Proposed Acquisition to be consummated, all to the detriment of the Company’s public shareholders.
CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action on his own behalf and as a class action pursuant to Trial Rule 23 of the Indiana Rules Trial Procedure, on behalf of all holders of Emmis stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.
     19. This action is properly maintainable as a class action.

     20. The Class is so numerous that joinder of all members is impracticable. Emmis has outstanding approximately 32,668,418 shares of Class A Common Stock owned by thousands of shareholders.
     21. There are questions of law and fact which are common to the Class including, inter alia, the following:
          (a) whether the Individual Defendants are fulfilling their fiduciary duties of undivided loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;
          (b) whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated;
          (c) whether the Individual Directors are properly valuing Emmis, including the enactment of a meaningful market check to determine the Company’s market value; and
          (d) whether the Individual Defendants are putting the interests of themselves before those of the Company’s public shareholders.
     22. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     23. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     24. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.

     25. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FACTUAL ALLEGATIONS
     26. Despite the recent global recession the Company has performed well in recent months and has promising products, services and a bright financial future. The trading price of the Company’s stock has risen 150% or $1.39 since March 1, 2010, to $2.31 per share the trading day before the Proposed Acquisition was announced. This trading price increase of Emmis’ securities reflects the improved economic performance of the Company. Tellingly, the trading price of the Company’s securities in September 2008, just prior to the economic recession taking grip, was at or about $2.44.
     27. Recent financial reports publicly disseminated by the Company confirm that the financial prospects for Emmis are good. On January 8, 2010, Emmis filed with the Securities and Exchange Commission (the “SEC”) a Form 10-Q reporting the Company’s financial results for the quarter ended November 30, 2009. In the January 8, 2010 Form 10-Q the Company reported an operating income of just over $9 million, compared with an operating loss of almost $200 million in the same period the previous year.
     28. Similarly, on May 13, 2009, the Company issued a press report announcing the Company’s financial results for the quarter ended February 28, 2009, in which Defendant Smulyan was quoted as saying, in pertinent part:
     Across our properties, we see signs that the operating environment is slowly improving. These improvements coupled with recent actions to LMA KMVN-FM in Los Angeles and repurchase and retire (sic) $78.5 million of our bank debt for $44.7 million position Emmis well for the inevitable rebound in our radio and publishing operations.

     29. The recent increase of the trading price of the Company’s securities, and the beginning of the end of the recession in the United States makes clear that the Proposed Acquisition has been initiated to allow Defendant Smulyan to profit from the ‘inevitable rebound’ in the operations of the Company.
     30. On April 26, 2010, Defendants JS and Alden issued a press release announcing the Proposed Acquisition (the “April 26, 2010 Press Release”), which stated, in pertinent part:
     INDIANAPOLIS, April 26 /PRNewswire/ — JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) today announced that they have entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis Communications Corporation (“Emmis”; Nasdaq: EMMS) (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40. The consideration offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the l80-trading day average closing price of the Class A Common Stock. Alden Global Capital is a private asset management company with over $3 billion under management.
     The Letter of Intent also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock. The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.

     Upon completion of the Transactions, Mr. Smulyan will hold substantially all of a new class of voting common stock of Emmis and Mr. Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition. JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis. Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.
     The completion of the Transactions is subject to certain conditions including (i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.
     31. The timing of the Proposed Acquisition has been engineered to take advantage of a recent decline in the trading price of Emmis’ shares and if consummated will result in Emmis’ shareholders being cashed out of their interest in the Company at below the Company’s true value. The Acquisition Group and the Company have yet to disclose material information concerning the Offer Price in SEC filings related to the Proposed Acquisition, nevertheless, it is likely the Offer Price reflects an inadequate premium to the trading price of the Company’s common stock prior to the announcement of the Proposed Acquisition given that Emmis has such a promising financial future.
     32. In addition, the Acquisition Group has premised the Proposed Acquisition on the Board renouncing its fiduciary duties to the Company’s public shareholders. For example, according to the April 26, 2010 Press Release, the Proposed Acquisition is contingent upon: (i) ''the Board waiving certain provisions of the Indiana Business Corporations Law”; and (ii) “agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger”. In other words, and although specific details of the Proposed Acquisition have not been released, the Acquisition Group is calling for the Board to waive customary protections provided to minority shareholders when faced with a corporate take-over. Given the loss of investment faced by Plaintiff and the proposed Class, it is imperative that the Individual Defendants do not so renounce their fiduciary duties, including maximizing value to the Company’s shareholders in a sale of the Company.
     33. Unless enjoined by this Court, defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will deprive Class members of their fair share of Emmis’ valuable assets and businesses, to the irreparable harm of the Class.
     34. Plaintiff and the other members of the Class have no adequate remedy at law.
COUNT I
Claim for Breaches of Fiduciary Duties
Against the Individual Defendants
     35. Plaintiff repeats and re-alleges each allegation set forth herein.
     36. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Emmis. By the acts, transactions and courses of conduct alleged herein, Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Emmis.
     37. The Individual Defendants have violated their fiduciary duties by agreeing to, or acquiescing in, the Proposed Acquisition to the detriment of plaintiff and the Company’s public shareholders. Individual Defendants have therefore deprived plaintiff and members of the proposed Class of the true value of their investment in Emmis.

     38. As demonstrated by the allegations above, Individual Defendants have failed to exercise the care required, and breached their duties of loyalty because, among other reasons:
          (a) they have failed to properly value the Company;
          (b) they have failed to take steps to maximize the value of Emmis to its public shareholders; and
          (c) they have agreed to the Proposed Acquisition in favor of themselves and/or the Acquisition Group.
     39. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the actions of Individual Defendants threaten to inflict.
COUNT II
Against JS and Alden
For Aiding and Abetting Breaches of Fiduciary Duties
     40. Plaintiff repeats and re-alleges each allegation set forth herein.
     41. Defendants JS and Alden, by reason of their status as parties to the Proposed Acquisition, their possession of non-public information, and/or their ownership of Company securities, and their affiliation with Defendant Smulyan, all as alleged in detail herein, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.
     42. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants JS and Alden who, therefore, aided and abetted such breaches in the proposed sale of Emmis to the Acquisition Group.
     43. As a result of the unlawful actions of Defendants JS and Alden, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Emmis’ assets and business. Unless the actions of Defendants JS and Alden are enjoined by the Court, Defendants JS and Alden will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.
     44. Plaintiff and the Class have no adequate remedy at law.
PRAYERS FOR RELIEF
     WHEREFORE, plaintiff demands relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:
     a) Declaring and decreeing that the Proposed Acquisition is in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     b) Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction providing the best possible terms for shareholders;
     c) Directing the Individual Defendants to exercise their fiduciary duties to act in the best interests of Emmis’ shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Emmis;
     d) Enjoining defendants from consummating the Proposed Acquisition unless and until curative disclosures are made to Emmis’ shareholders;
     e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

Granting such other and further equitable relief as this Court may deem just and proper.

KROGER, GARDIS & REGAS, LLP
By:	/s/ James A. Knauer
James A. Knauer, Atty No. 5436-49
Attorneys for Plaintiff

By:	/s/ Jay P. Kennedy
Jay P. Kennedy, Atty No. 5477-49
Attorneys for Plaintiff

Kroger, Gardis & Regas, LLP
111 Monument Circle, Suite 900
Indianapolis, Indiana 46204-5125
317-692-9000
jak@kgrlaw.com
     OF COUNSEL:
THE WEISER LAW FIRM, P.C.
Debra S. Goodman, Esquire
Henry J. Young, Esquire
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: 610-225-2677
RYAN & MANISKAS, LLP
Richard A. Maniskas, Esquire
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Telephone: 484-588-5516